                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             WILLCOX & GIBBS, INC.
             --------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                           par value $1.00 per share
             --------------------------------------------------
                         (Title of Class of Securities)

                                   969207109
                         -----------------------------
                                 (CUSIP Number)

                           Richard Sogno-Bezza, Esq.
                                  Rexel, S.A.
                                Legal Department
        26, rue de Londres, 75009 Paris FRANCE (011)(33)(1) 42 85 85 00
        ---------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 30, 1994
                         ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index:  Page N/A
                               Page 1 of 9 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. 3


CUSIP NO. 969207109                                PAGE 2 OF 9 PAGES


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               PINAULT-PRINTEMPS-REDOUTE S.A.
               (Foreign entity - No number available)

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                           FRANCE

                7          Sole Voting Power
  Number of                       0
  Shares
Beneficially    8          Shared Voting Power
  Owned By                        10,383,581
  Each
  Reporting     9          Sole Dispositive Power
  Person                          0
  With
                10         Shared Dispositive Power
                                  10,383,581

11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                  10,383,581

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                             [ ]

13      Percent of Class Represented By Amount in Row (11)
                     43.06%

14      Type of Reporting Person*

                     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                AMENDMENT NO. 3


CUSIP NO. 969207109                                PAGE 3 OF 9 PAGES


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               REXEL, S.A.
               (Foreign entity - No number available)

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                           FRANCE

                7          Sole Voting Power
  Number of                       0
  Shares
Beneficially    8          Shared Voting Power
  Owned By                        10,383,581
  Each
  Reporting     9          Sole Dispositive Power
  Person                          0
  With
                10         Shared Dispositive Power
                                  10,383,581


11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                  10,383,581

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                            [ ]

13   Percent of Class Represented By Amount in Row (11)
                     43.06%

14   Type of Reporting Person*

                     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                AMENDMENT NO. 3


CUSIP NO. 969207109                                PAGE 4 OF 9 PAGES


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
               64-0740911

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                             NEW YORK

                7            Sole Voting Power
  Number of                         0
  Shares
Beneficially    8            Shared Voting Power
  Owned By                          4,636,994
  Each
  Reporting     9            Sole Dispositive Power
  Person                            0
  With

               10            Shared Dispositive Power
                                    4,636,994

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4,636,994


12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [ ]

13   Percent of Class Represented By Amount in Row (11)
                     19.23%

14   Type of Reporting Person*

                     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps-Redoute S.A. ("PPR"), Rexel, S.A. ("Rexel") and International Technical Distributors, Inc. ("ITD") with respect to the acquisition on the open market, during the period June 29, 1994 through November 30, 1994, of 608,000 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Willcox & Gibbs, Inc. (the "Issuer") by Rexel, S.A. The amount of Common Stock so acquired constitutes approximately 2.52% of the issued and outstanding common stock of the Issuer. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     ITEM 2.         IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby supplemented as follows:

     As a result of certain purchases by Artemis in September 1994 of shares of capital stock of PPR, Artemis is now the owner of approximately 40.26% of the capital stock, and approximately 40.45% of the voting rights, of PPR.

     Certain changes have occurred with respect to the information set forth in Schedule A for each of SFP, Artemis and SAPRODIS. Amended Schedule A entries for each such entity are attached hereto.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS/OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented as follows:

     During the period June 29, 1994 through November 30, 1994, Rexel, through a series of open-market purchases, acquired 608,000 shares of Common Stock of the Issuer. Rexel paid total cumulative consideration of $3,942,500 cash for the shares of Common Stock of the Issuer so purchased, for an average purchase price of approximately $6.48 per share. Such purchases were financed by Rexel's internal working capital.

     ITEM 4.          PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Rexel acquired 608,000 additional shares of the Common Stock of the Issuer purchased during the period June 29, 1994 through November 30, 1994 for investment purposes. Such acquisition results in the beneficial ownership by Rexel of approximately 43.06% of the Total Voting Power (as such term is defined in the Investment Agreement) of the Issuer.

                               Page 5 of 9 Pages

     ITEM 5.      INTEREST IN SECURITIES OF ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

      As a result of its open-market acquisition during the period June 29, 1994 through November 30, 1994 of 608,000 additional shares of the Common Stock of the Issuer, Rexel now directly holds 5,746,587 shares of the Common Stock of the Issuer, equal to approximately 23.83% of the number of shares of the Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, equal to approximately 19.23% of the issued and outstanding shares of the Common Stock of the Issuer. PPR, by virtue of its control of Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 10,383,581 shares of the Common Stock of the Issuer, or approximately 43.06% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among PPR, Rexel and ITD, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with PPR. The Reporting Persons now collectively beneficially own 10,383,581 shares of the Common Stock of the Issuer, equal to approximately 43.06% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.

                               Page 6 of 9 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:  December 14, 1994

                                 PINAULT-PRINTEMPS-REDOUTE S.A.

                                 By:  /s/ Pierre Blayau
                                      -------------------------
                                      Name:  Pierre Blayau
                                      Title: Chairman & CEO


                                 REXEL, S.A.

                                 By:  /s/ Serge Weinberg
                                      ------------------------
                                      Name:  Serge Weinberg
                                      Title: President & CEO


                                 INTERNATIONAL TECHNICAL
                                 DISTRIBUTORS, INC.

                                 By:  /s/ Serge Weinberg
                                      ------------------------
                                      Name:  Serge Weinberg
                                      Title: President

                               Page 7 of 9 Pages

                                   SCHEDULE A

                           GENERAL PARTNERS OF S.C.A.
                               FINANCIERE PINAULT
                               ------------------

          Name and Principal                           Position
           Business Address
             Citizenship



Francois PINAULT                        Managing General Partner
c/o Artemis
Citizenship:  French

PINAULT TRUSTEE (S.A.R.L.)              General Partner
c/o Artemis
Citizenship
(Jurisdiction of Organization):         French

               DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS, S.A.
               -------------------------------------------------

          Name and Principal                           Position
           Business Address
             Citizenship


Francois PINAULT                        President and CEO
c/o Artemis
Citizenship:  French

Patricia BARBIZET-DUSSART               General Manager
c/o Artemis                             Assistant CEO
Citizenship:  French

Francois-Henri PINAULT                  Director, General Manager,
c/o Artemis                             Assistant CEO
Citizenship:  French

Jean-Louis de ROUX                      Director
c/o Artemis
Citizenship:  French

John J. RYAN III                        Director
c/o Artemis
Citizenship:  American

                               Page 8 of 9 Pages

              DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE ANONYME
                         PROFESSIONELLE DE DISTRIBUTION
                         ------------------------------

          Name and Principal                           Position
           Business Address
             Citizenship


Elizabeth TEYSSIER                      Chairman and CEO
c/o PPR
Citizenship:  French

Michel LEMAIRE                          Director
SAPARDIS
c/o PPR
Citizenship:  French

Alain GUILLOT                           Director
Societe Financiere des Grands Magasins
c/o PPR
Citizenship:  French

Cecile GUILLEBON                        Director
Societe Francaise d'Entrepots
c/o PPR
Citizenship:  French


                               Page 9 of 9 Pages